Exhibit 99.1

Asia Pacific Wire & Cable Company Announces Dividend Policy

TAIPEI, Taiwan, Nov. 11, 2016 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that the Board of Directors has approved the initiation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment.

Pursuant to its newly-adopted dividend policy, APWC intends to pay cash dividends of at least 25% of its net post-tax audited consolidated profits attributable to shareholders.  However, as APWC is a holding company, its income, and therefore its ability to pay dividends, is dependent upon the dividends it receives from its subsidiaries, which are subject to a number of factors including operating results, business prospects, capital requirements, expansion plans, debt covenants, considerations for non-recurring items and other factors that are deemed to be relevant from time to time by the respective Boards of our subsidiaries.

The dividend policy will be reviewed on an ongoing basis and updated at the discretion of the Board of Directors as business circumstances and available capital and capital requirements may change.  It is the intention of the Board to share with shareholders the Company’s profits, while reserving adequate funds for future expansion.

The Board of the Company views this adoption of a dividend policy as a major step in the Company's efforts to enhance the return on investment for our shareholders.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit www.apwcc.com. Information on the Company' website or any other website does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us